FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2008

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

Excel Maritime Carriers Ltd.
Par La Ville Place
14 Par-La-Ville Road
Hamilton, HM JX, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is an addendum to the selling securityholder table included in the section of the prospectus titled “Selling Securityholders” originally filed with the U.S. Securities and Exchange Commission on June 10, 2008 by Excel Maritime Carriers Ltd. as part of a registration statement on Form F-3ASR (File no. 333-151564).  This information is in addition to the information currently included in that section.

Exhibit 1

Name	Aggregate Principal Amount of Notes at Maturity that May Be Sold	Ordinary Shares Registered Hereby(1)	Ordinary Shares Owned After Completion of the Offering
DBAG London (2)	$9,500,000	104,052	—
Highbridge International LLC (3)	$4,500,000	49,288	—
Deutsche Bank Securities Inc. (4)	$4,160,000	45,564	—
Chrysler LLC Master Retirement Trust / Palisade Fixed Income (5)	$3,200,000	35,049	—
The Canyon Value Realization Fund (Cayman), Ltd. (6)	$1,520,000	16,648	—
Canyon Capital Arbitrage Master Fund, Ltd. (7)	$1,400,000	15,334	—
Florida Power and Light Group Employee Pension Plan / Palisade Fixed Income (8)	$800,000	8,762	—
Canyon Value Realization Fund, LP (9)	$580,000	6,352	—
Lyxor / Canyon Capital Arbitrage Fund Limited (10)	$400,000	4,381	—
Canyon Value Realization MAC 18 Ltd. (11)	$100,000	1,095	—

(1)	Assumes conversion of all of the holder’s notes at the initial conversion rate of 10.9529 of our Class A common shares per $1,000 principal amount of notes. However, this conversion price will be subject to adjustment as described under the sections titled “Description of the Notes—Conversion Rights” and “Description of the Notes—Make Whole Premium Upon a Fundamental Change.” As a result, the amount of ordinary shares underlying the Class A common shares issuable upon conversion of the notes may increase or decrease in the future.
(2)	The mailing address for DBAG London is 100 Plaza One, Second Floor, Jersey City, NJ 07311.
(3)	The mailing address for Highbridge International LLC is 1350 Avenue of the Americas, New York, NY 10019.
(4)	The mailing address for Deutsche Bank Securities Inc. is 100 Plaza One, Second Floor, Jersey City, NJ 07311.
(5)	The mailing address for Chrysler LLC Master Retirement Trust / Palisade Fixed Income is c/o Palisade Capital Management, LLC, One Bridge Plaza, Suite 695, Fort Lee, NJ 07024.
(6)	The mailing address for The Canyon Value Realization Fund (Cayman), Ltd. is 2000 Avenue of the Stars, 11th Floor, Los Angeles, CA 90067.
(7)	The mailing address for Canyon Capital Arbitrage Master Fund, Ltd. is 2000 Avenue of the Stars, 11th Floor, Los Angeles, CA 90067.
(8)	The mailing address for Florida Power and Light Group Employee Pension Plan / Palisade Fixed Income is c/o Palisade Capital Management, LLC, One Bridge Plaza, Suite 695, Fort Lee, NJ 07024.
(9)	The mailing address for Canyon Value Realization Fund, LP is 2000 Avenue of the Stars, 11th Floor, Los Angeles, CA 90067.
(10)	The mailing address for Lyxor / Canyon Capital Arbitrage Fund Limited is 2000 Avenue of the Stars, 11th Floor, Los Angeles, CA 90067.
(11)	The mailing address for Canyon Value Realization MAC 18 Ltd. is 2000 Avenue of the Stars, 11th Floor, Los Angeles, CA 90067.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

By: /s/Stamatis Molaris
Stamatis Molaris Chief Executive Officer

Dated: September 3, 2008

SK 02545 0001 914936